FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated March 11, 2010 (“Addition of an Item to the Annual General Assembly Agenda”)

EXHIBIT 99.1

11/03/2010

ADDITION OF AN ITEM TO THE ANNUAL GENERAL ASSEMBLY AGENDA

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Turkcell’s Board of Directors decided today to include item 11, which is “the Determination of the Board of Directors Members’ remuneration for the year 2010” on the agenda of the Annual General Assembly, which will be held on April 29, 2010 as resolved on its meeting dated January 26, 2010.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL ILETISIM HIZMETLERI A.S.

AGENDA OF THE

ORDINARY GENERAL ASSEMBLY MEETING

DATED 29 APRIL 2010

1.	Opening and election of the Presidency Board;
2.	Authorizing the Presidency Board to sign the minutes of the meeting;
3.	Discussion of and decision on the amendment of article 3 of the Articles of Association of the Company, titled “Purpose and Subject-Matter”;
4.	Reading the Annual Reports of the Board of Directors relating to fiscal year 2009;
5.	Reading the Annual Reports of the Auditors relating to fiscal year 2009;
6.	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2009;
7.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2009;
8.	Release of the Board members from activities and operations of the Company in year 2009;
9.	Release of the auditors from activities and operations of the Company in year 2009;
10.	Submittal for the approval of the temporary election of the board members made by the Board of Directors during the previous year in order to fill the vacancies and approval thereof;
11.	Determination of the Board of Directors Members’ remuneration for the year 2010;
12.	Election of auditors for a period of one year and determination of their remuneration;
13.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2009;
14.	Informing the General Assembly regarding the donations made in year 2009;
15.

Discussion of and approval of the election of the independent audit firm realized by the Board of Directors in accordance with the article 14 of the Regulation Concerning the Independent External Audit in Capital Markets which is published by the Capital Markets Board;

16.

Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;

17.

Informing the General Assembly regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Decision of the Capital Markets Board dated 09/09/2009 and numbered 28/780;

18.	Wishes and hopes.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 18, 2010	By:	/s/ Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 18, 2010	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head